UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POINT Biopharma Global Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730541109
1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 8,856,018 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 8,856,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,856,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 8,856,018 shares of the Issuer’s Common Stock which constitute approximately 9.8% of the class outstanding. The percentage calculation assumes that there are currently 90,121,794 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 730541109
1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 8,856,018 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 8,856,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,856,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 8,856,018 shares of the Issuer’s Common Stock which constitute approximately 9.8% of the class outstanding. The percentage calculation assumes that there are currently 90,121,794 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 730541109
1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 8,856,018 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 8,856,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,856,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 8,856,018 shares of the Issuer’s Common Stock which constitute approximately 9.8% of the class outstanding. The percentage calculation assumes that there are currently 90,121,794 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 730541109
1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,098,318 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,098,318 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,098,318 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 4,098,318 shares of the Issuer’s Common Stock which constitute approximately 4.8% of the class outstanding. The percentage calculation assumes that there are currently 90,121,794 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 730541109

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2021 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the Class A Common Stock of Therapeutics Acquisition Corp. d/b/a/ Research Alliance Corp. I (“RACA”). In connection with the Business Combination (as defined below), the Class A Common Stock was redesignated as Common Stock (the “Common Stock”), and RACA changed its name to POINT Biopharma Global Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are at 4850 West 78th Street Indianapolis, IN. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

(a) This Schedule 13D is being filed on behalf of RA Capital, the Fund, Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the “Reporting Persons.”

The Fund holds 4,098,318 shares of Common Stock. RA Capital Nexus Fund, L.P. (the “Nexus Fund”) holds 1,000,000 shares of Common Stock. Therapeutics Acquisition Holdings LLC (the “Holding Company”) holds 3,757,700 shares of Common Stock. The sole members of the Holding Company are the Fund, the Nexus Fund, and a Separately Managed Account (the “Account”).

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund, and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund, and any securities held by the Holding Company. The Fund, the Nexus Fund and the Account have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the their respective portfolios, including the shares of the Issuer’s Common Stock reported herein. Because the Fund, the Nexus Fund and the Account have divested themselves of voting and investment power over the reported securities and may not revoke that delegation on less than 61 days’ notice, and because the Holding Company’s sole members are the Fund, the Nexus Fund, and the Account, the Fund, the Nexus Fund, the Account and the Holding Company disclaim beneficial ownership of the reported securities for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

CUSIP No. 730541109

(b) The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c) The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

Prior to June 30, 2021, the Holding Company acquired 3,757,700 shares of RACA’s Class B Common Stock. Between June 24, 2021 and June 29, 2021, the Fund acquired 1,098,318 shares of RACA’s Class A Common Stock for an aggregate price of $10,983,180. Concurrent with the closing of the Business Combination (the “Business Combination”) on June 30, 2021 between RACA, Bodhi Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of RACA and POINT Biopharma Inc., a Delaware corporation (together with its consolidated subsidiaries, “Old POINT”), the Fund and the Nexus Fund respectively acquired 3,000,000 and 1,000,000 shares of Common Stock through a private placement for an aggregate price of $40,000,000. In connection with the Business Combination, the Class B Common Stock held by the Holding Company converted into shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons acquired the Common Shares referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The following table lists the Reporting Persons’ transactions in the Issuer since the Statement was filed:

CUSIP No. 730541109

Transaction	Purchaser	Date	No. Shares	Price
Conversion*	The Holding Company	30-June-2021	3,757,700	-
Purchase	The Fund	30-June-2021	3,0000,000	$10.00
Purchase	The Nexus Fund	30-June-2021	1,000,000	$10.00

* In connection with the Business Combination, the shares of Class B Common Stock of RACA held by the Holding Company converted to shares of Common Stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Amended and Restated Registration and Stockholder Rights Agreement

On June 30, 2021, the Issuer, the Holding Company, the Fund, the Nexus Fund, certain former directors of RACA (the “Director Holders”) and certain former stockholders of Old POINT (the “POINT Holders” and, collectively with the Holding Company, the Fund, the Nexus Fund and the Director Holders, the “Holders”) entered into an Amended and Restated Registration and Stockholder Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Holders agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them during the 180-day lock-up period described therein, subject to certain exceptions.

The Issuer further agreed to register for resale, pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time.

This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of September 14, 2021 (filed herewith).

Exhibit 2	Amended and Restated Registration and Stockholder Rights Agreement, dated June 30, 2021, by and among Therapeutics Acquisition Holdings LLC and the stockholders party thereto. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2021.)

CUSIP No. 730541109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2021

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title:	Manager

CUSIP No. 730541109

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 14, 2021, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of POINT Biopharma Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager